Exhibit 99.2

Hospitality Properties Trust
First Quarter 2015
Supplemental Operating and Financial Data



Wyndham Hotel and Conference Center, Florham Park, NJ
Operator: Wyndham Hotel Group
Guest Rooms: 219

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS	PAGE/EXHIBIT



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR INTENT TO MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES AND THE SUCCESS OF OUR HOTEL RENOVATION PROGRAM,
- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,
- OUR ABILITY TO RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AFFILIATES INSURANCE COMPANY, OR AIC, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR NOTES AND OTHER INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO MAINTAIN OUR PROPERTIES. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,



- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR MANAGERS OR TENANTS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,

- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES THAT MARRIOTT WILL FULFILL ITS OBLIGATION UNDER THIS GUARANTY OR THAT FUTURE SHORTFALLS WILL NOT EXHAUST THE GUARANTY. HOWEVER, THIS GUARANTY IS LIMITED IN AMOUNT AND EXPIRES ON DECEMBER 31, 2019, AND WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS TO WHICH THE MARRIOTT LIMITED GUARANTY APPLIES OR AFTER MARRIOTT'S GUARANTY EXPIRES,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE SHORTFALLS IN THE MINIMUM RETURNS DUE TO US FROM OUR HOTELS MANAGED BY INTERCONTINENTAL,

- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US BY WYNDHAM. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2020, AND AS OF MARCH 31, 2015, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $35.7 MILLION (OF WHICH $2.7 MILLION REMAINED AVAILABLE TO PAY US) AND IS SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $17.8 MILLION. ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURNS DUE FROM OUR WYNDHAM MANAGED HOTELS DURING THE TERM OF OUR WYNDHAM AGREEMENT,

- THE ANNUAL RENT DUE TO US UNDER A LEASE WITH A SUBSIDIARY OF MORGANS HOTEL GROUP, OR MORGANS, IS $7.6 MILLION, SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCE THAT MORGANS WILL FULFILL ITS OBLIGATIONS UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,

- WE HAVE RECENTLY RENOVATED CERTAIN HOTELS AND ARE CURRENTLY RENOVATING ADDITIONAL HOTELS. AS OF MARCH 31, 2015, WE EXPECT TO FUND $51.7 MILLION FOR RENOVATIONS AND OTHER CAPITAL IMPROVEMENT COSTS OF OUR HOTELS DURING THE REMAINDER OF 2015. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE THE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,

- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE AVAILABLE HOTEL CASH FLOW AFTER PAYMENT OF OPERATING EXPENSES OF THOSE HOTELS,

- OTHER SECURITY DEPOSITS AND GUARANTEES REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,

- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS WE HOLD MAY BE EXHAUSTED,

- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,



- CONTINGENCIES IN OUR PENDING AND FUTURE ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- WE MAY BE UNABLE TO SELL THE PROPERTY WE ARE CURRENTLY MARKETING FOR SALE OR PROPERTIES WE IDENTIFY FOR SALE IN THE FUTURE FOR NET PROCEEDS EQUAL TO AT LEAST OUR NET BOOK VALUE OR AT ALL,

- AT MARCH 31, 2015, WE HAD $15.6 MILLION OF CASH AND CASH EQUIVALENTS, $661.0 MILLION AVAILABLE UNDER OUR $750.0 MILLION UNSECURED REVOLVING CREDIT FACILITY AND SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY HOLD THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,

- ACTUAL COSTS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN MAY BE INCREASED TO UP TO $2.3 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR UNSECURED REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET, AND

- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR, TA, SONESTA, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS ACTS OF TERRORISM, NATURAL DISASTERS, CHANGES IN OUR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION









InterContinental, San Juan, PR
Operator: InterContinental Hotels Group
Guest Rooms: 402



COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of March 31, 2015, we owned 292 hotels and 184 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2015, RMR managed a large portfolio of publicly owned real estate, including over 1,000 properties, located in 48 states, Washington, DC, Puerto Rico, Canada and Australia. In addition to managing HPT, RMR also manages Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $21 billion as of March 31, 2015. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

COMPANY PROFILE



Operating Statistics by Operating Agreement (as of 3/31/15) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms/ Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2]		RevPAR Change [3]	
					Q1	LTM	Q1	LTM
Marriott (no. 1)	53	7,610	$ 68,094	10%	1.06x	1.21x	9.5%	8.5%
Marriott (no. 234)	68	9,120	106,198	16%	0.94x	1.01x	9.3%	9.9%
Marriott (no. 5)	1	356	10,116	1%	0.60x	0.46x	14.5%	9.8%
Subtotal / Average Marriott	122	17,086	184,408	27%	0.97x	1.05x	9.5%	9.3%
InterContinental	92	13,818	143,598	20%	1.17x	1.12x	7.8%	10.1%
Sonesta	22	4,728	72,796	10%	0.44x	0.54x	14.2%	7.7%
Wyndham	22	3,579	27,548	4%	0.43x	0.79x	21.0%	25.6%
Hyatt	22	2,724	22,037	3%	0.98x	0.95x	7.7%	7.4%
Carlson	11	2,090	12,920	2%	1.39x	1.17x	16.2%	12.0%
Morgans	1	372	7,595	1%	1.15x	1.10x	12.8%	10.0%
Subtotal / Average Hotels	292	44,397	470,902	67%	0.93x	0.98x	10.3%	10.1%
TA (no. 1)	144	N/A	166,451	24%	1.94x	1.99x	N/A	N/A
TA (no. 2)	40	N/A	62,254	9%	1.90x	1.88x	N/A	N/A
Subtotal TA	184	N/A	228,705	33%	1.93x	1.96x	N/A	N/A
Total / Average	476	44,397	$ 699,607	100%	1.26x	1.30x	10.3%	10.1%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and InterContinental agreements include data for periods prior to our ownership of certain hotels.

(3) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended March 31, 2015 over the comparable year earlier periods. RevPAR amounts for our Sonesta and InterContinental agreements include data for periods prior to our ownership of certain



INVESTOR INFORMATION

Board of Trustees

Bruce M. Gans, M.D.
Independent Trustee

John L. Harrington
Independent Trustee

William A. Lamkin
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Katie Strohacker, Director, Investor Relations at
(617) 796-8232, or kstrohacker@hptreit.com



RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Rod Petrik
(410) 454-4131
rpetrik@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Jaime Gitler
(212) 438-5049
Jaime.Gitler@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION


Radisson
Radisson

Radisson Hotel, Phoenix, AZ
Operator: Carlson Hotels Worldwide
Guest Rooms: 204



KEY FINANCIAL DATA

(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Shares Outstanding:					
Common shares outstanding (at end of period)	149,951	149,920	149,888	149,775	149,730
Weighted average common shares outstanding - basic	149,792	149,758	149,665	149,610	149,573
Weighted average common shares outstanding - diluted [1]	150,906	149,769	150,007	149,789	149,691
Common Share Data:					
Price at end of period	$ 32.99	$ 31.00	$ 26.85	$ 30.40	$ 28.72
High during period	$ 33.97	$ 32.09	$ 30.84	$ 31.00	$ 28.77
Low during period	$ 29.96	$ 26.38	$ 26.62	$ 28.39	$ 24.66
Annualized dividends paid per share during the period [2]	$ 1.96	$ 1.96	$ 1.96	$ 1.96	$ 1.92
Annualized dividend yield (at end of period)	5.9%	6.3%	7.3%	6.4%	6.7%
Annualized Normalized FFO multiple (at end of period) [3]	9.8x	9.6x	7.8x	8.8x	9.5x
		.			
Market Capitalization:					
Total debt (book value)	$ 2,910,078	$ 2,838,613	$ 2,835,148	$ 2,794,005	$ 2,753,629
Plus: market value of preferred shares (at end of period)	306,936	303,108	297,192	295,568	294,060
Plus: market value of common shares (at end of period)	4,946,883	4,647,520	4,024,493	4,553,160	4,300,246
Total market capitalization	$ 8,163,897	$ 7,789,241	$ 7,156,833	$ 7,642,733	$ 7,347,935
Total debt / total market capitalization	35.6%	36.4%	39.6%	36.6%	37.5%
Book Capitalization:					
Total debt	$ 2,910,078	$ 2,838,613	$ 2,835,148	$ 2,794,005	$ 2,753,629
Plus: total shareholders' equity	2,970,898	2,990,153	3,001,979	3,024,784	3,045,476
Total book capitalization	$ 5,880,976	$ 5,828,766	$ 5,837,127	$ 5,818,789	$ 5,799,105
Total debt / total book capitalization	49.5%	48.7%	48.6%	48.0%	47.5%
Selected Balance Sheet Data:					
Total assets	$ 6,032,406	$ 5,982,562	$ 5,990,583	$ 5,988,925	$ 5,936,187
Total liabilities	$ 3,061,508	$ 2,992,409	$ 2,988,604	$ 2,964,141	$ 2,890,711
Gross book value of real estate	$ 7,707,325	$ 7,656,193	$ 7,608,468	$ 7,559,013	$ 7,439,067
Total debt / gross book value of real estate	37.8%	37.1%	37.3%	37.0%	37.0%

(1)   Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR, if any, if the effect is dilutive.

(2)   On April 13, 2015, we declared a quarterly dividend of $0.50 per share ($2.00 per year) which we expect to pay on May 21, 2015 to holders of record on April 24, 2015.

(3)   See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.

KEY FINANCIAL DATA

(dollars in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Selected Income Statement Data:					
Total revenues	$ 435,512	$ 430,533	$ 459,639	$ 451,900	$ 394,250
Adjusted EBITDA [1]	$ 168,635	$ 164,247	$ 170,505	$ 170,654	$ 154,951
Net income available for common shareholders	$ 36,415	$ 51,357	$ 44,031	$ 48,749	$ 32,384
Normalized FFO [2]	$ 125,989	$ 121,458	$ 129,158	$ 129,687	$ 113,060
Common distributions paid [3]	$ 73,466	$ 73,450	$ 73,395	$ 73,373	$ 71,811
Per Share Data:					
Net income available for common shareholders (basic and diluted)	$ 0.24	$ 0.34	$ 0.29	$ 0.33	$ 0.22
Normalized FFO (basic) [2]	$ 0.84	$ 0.81	$ 0.86	$ 0.87	$ 0.76
Normalized FFO (diluted) [2]	$ 0.83	$ 0.81	$ 0.86	$ 0.87	$ 0.76
Common distributions paid [3]	$ 0.49	$ 0.49	$ 0.49	$ 0.49	$ 0.48
Normalized FFO payout ratio [2]	58.3%	60.4%	56.8%	56.6%	63.7%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	4.8x	4.6x	5.0x	4.9x	4.4x
Adjusted EBITDA [1] / interest expense and preferred distributions	4.2x	4.1x	4.3x	4.3x	3.9x
Total debt / Annualized Adjusted EBITDA [1]	4.3x	4.3x	4.2x	4.1x	4.4x

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with GAAP to those amounts.

(3) On April 13, 2015, we declared a quarterly dividend of $0.50 per share ($2.00 per year) which we expect to pay on May 21, 2015 to holders of record on April 24, 2015.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)

	As of March 31, 2015	As of December 31, 2014
ASSETS		
Real estate properties, at cost		
Land	$ 1,486,589	$ 1,484,210
Buildings, improvements and equipment	6,220,736	6,171,983
	7,707,325	7,656,193
Accumulated depreciation	(2,021,771)	(1,982,033)
	5,685,554	5,674,160
Cash and cash equivalents	15,570	11,834
Restricted cash (FF&E reserve escrow)	36,549	33,982
Due from related persons	41,775	40,253
Other assets, net	252,958	222,333
Total assets	$ 6,032,406	$ 5,982,562
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 89,000	$ 18,000
Unsecured term loan	400,000	400,000
Senior unsecured notes, net of discounts	2,412,600	2,412,135
Convertible senior unsecured notes	8,478	8,478
Security deposits	36,661	33,069
Accounts payable and other liabilities	93,378	106,903
Due to related persons	16,225	8,658
Dividends payable	5,166	5,166
Total liabilities	3,061,508	2,992,409
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 149,950,760 and 149,920,449 shares issued and outstanding, respectively	1,500	1,499
Additional paid in capital	4,119,816	4,118,551
Cumulative net income	2,756,820	2,715,239
Cumulative other comprehensive income	42,334	25,804
Cumulative preferred distributions	(305,815)	(300,649)
Cumulative common distributions	(3,923,864)	(3,850,398)
Total shareholders' equity	2,970,898	2,990,153
Total liabilities and shareholders' equity	$ 6,032,406	$ 5,982,562



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended March 31,	
	2015	2014
Revenues:		
Hotel operating revenues [1]	$ 369,596	$ 329,936
Rental Income [1]	64,751	63,386
FF&E reserve income [2]	1,165	928
Total revenues	435,512	394,250
Expenses:		
Hotel operating expenses [1]	257,658	230,617
Depreciation and amortization	78,969	78,287
General and administrative [3]	21,304	11,465
Acquisition related costs [4]	338	61
Total expenses	358,269	320,430
Operating income	77,243	73,820
Interest income	11	25
Interest expense (including amortization of deferred financing costs and debt discounts of $1,458, and $1,319, respectively)	(35,454)	(34,856)
Loss on early extinguishment of debt [5]	-	(726)
Income before income taxes and equity in earnings (losses) of an investee	41,800	38,263
Income tax expense	(291)	(616)
Equity in earnings (losses) of an investee	72	(97)
Net income	41,581	37,550
Preferred distributions	(5,166)	(5,166)
Net income available for common shareholders	$ 36,415	$ 32,384
Weighted average common shares outstanding (basic)	149,792	149,573
Weighted average common shares outstanding (diluted)	150,906	149,691
Net income available for common shareholders per common share:		
Basic and diluted	$ 0.24	$ 0.22

See Notes to Condensed Consolidated Statements of Income on page 16.



NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)

(1)   At March 31, 2015, we owned 292 hotels; 289 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and three hotels are leased to hotel operating companies. At March 31, 2015, we also owned 184 travel centers; all 184 of these travel centers are leased or subleased by us to a travel center operating company under two lease agreements. Our condensed consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $15,492 and $28,095, less than the minimum returns due to us in the three months ended March 31, 2015 and 2014, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our condensed consolidated statements of income as a reduction of hotel operating expenses. The reduction to hotel operating expenses was $4,006 and $10,876 in the three months ended March 31, 2015 and 2014, respectively. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $11,486 and $17,219 in the three months ended March 31, 2015 and 2014, respectively which represents the unguaranteed portions of our minimum returns from Marriott and from Sonesta.

(2)   Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3)   Incentive fees under our business management agreement are payable in common shares after the end of each calendar year and are calculated based on common share total return, as defined. We recorded $9,027 and $728 of estimated business management incentive fees during the first quarters of 2015 and 2014, respectively.

(4)   Represents costs associated with our hotel acquisition activities.

(5)   We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior unsecured notes due 2014.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Three Months Ended March 31,	
	2015	2014
Cash flows from operating activities:		
Net income	$ 41,581	$ 37,550
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	78,969	78,287
Amortization of deferred financing costs and debt discounts as interest	1,458	1,319
Straight line rental income	(545)	(567)
Security deposits replenished	3,582	1,837
FF&E reserve income and deposits	(15,728)	(12,556)
Loss on early extinguishment of debt	-	726
Equity in (earnings) losses of an investee	(72)	97
Other non-cash (income) expense, net	10,103	252
Change in assets and liabilities:		
Increase in due from related persons	(1,107)	(527)
Increase in other assets	(2,954)	(332)
Decrease in accounts payable and other liabilities	(18,901)	(25,183)
Decrease in due to related persons	(329)	(1,833)
Cash provided by operating activities	96,057	79,070
Cash flows from investing activities:		
Real estate acquisitions and deposits	(45,500)	5,000
Real estate improvements	(35,009)	(41,607)
FF&E reserve escrow fundings	(4,175)	(769)
Eminent domain proceeds	-	6,178
Cash used in investing activities	(84,684)	(31,198)
Cash flows from financing activities:		
Proceeds from issuance of senior unsecured notes, net of discount	-	346,616
Repayment of senior unsecured notes	-	(300,000)
Borrowings under unsecured revolving credit facility	106,000	370,000
Repayments of unsecured revolving credit facility	(35,000)	(370,000)
Deferred financing costs incurred	(5)	(6,181)
Distributions to preferred shareholders	(5,166)	(5,166)
Distributions to common shareholders	(73,466)	(71,811)
Cash used in financing activities	(7,637)	(36,542)
Increase in cash and cash equivalents	3,736	11,330
Cash and cash equivalents at beginning of year	11,834	22,500
Cash and cash equivalents at end of year	$ 15,570	$ 33,830
Supplemental cash flow information:		
Cash paid for interest	$ 50,775	$ 54,116
Cash paid for income taxes	562	1,737
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 13,430	$ 9,745
Hotel managers' purchases with FF&E reserve	(15,038)	(14,524)

DEBT SUMMARY



As of March 31, 2015
(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:					
$750,000 unsecured revolving credit facility [1]	1.278%	$ 89,000	07/15/18	$ 89,000	3.3
$400,000 unsecured term loan [2]	1.372%	400,000	04/15/19	$ 400,000	4.0
Subtotal / weighted average	1.355%	$ 489,000		$ 489,000	3.9
Unsecured Fixed Rate Debt:					
Senior unsecured notes due 2016	6.300%	275,000	06/15/16	275,000	1.2
Senior unsecured notes due 2017	5.625%	300,000	03/15/17	300,000	2.0
Senior unsecured notes due 2018	6.700%	350,000	01/15/18	350,000	2.8
Senior unsecured notes due 2022	5.000%	500,000	08/15/22	500,000	7.4
Senior unsecured notes due 2023	4.500%	300,000	06/15/23	300,000	8.2
Senior unsecured notes due 2024	4.650%	350,000	03/15/24	350,000	9.0
Senior unsecured notes due 2025	4.500%	350,000	03/15/25	350,000	10.0
Convertible senior unsecured notes due 2027	3.800%	8,478	03/15/27 [3]	8,478	12.0
Subtotal / weighted average	5.280%	$ 2,433,478		$ 2,433,478	6.1
Total / weighted average [4]	4.624%	$ 2,922,478		$ 2,922,478	5.7

(1) Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 110 basis points. We also pay a facility fee of 20 basis points per annum on the total amount of lending commitments under our unsecured revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of March 31, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) The amount outstanding under our unsecured term loan bears interest at LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of March 31, 2015. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(4) Total debt outstanding as of March 31, 2015, including unamortized discounts, was $2,910,078.



DEBT MATURITY SCHEDULE

As of March 31, 2015

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2015	$ -	$ -	$ -
2016	-	275,000	275,000
2017	-	300,000	300,000
2018	89,000 (1)	350,000	439,000
2019	400,000 (2)	-	400,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2024	-	350,000	350,000
2025	-	350,000	350,000
2027	-	8,478 (3)	8,478
	$ 489,000	$ 2,433,478	$ 2,922,478
Percent of total debt	16.7%	83.3%	100.0%

(1) Represents amounts outstanding on our $750,000 unsecured revolving credit facility at March 31, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents amounts outstanding on our unsecured term loan at March 31, 2015. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Leverage Ratios:					
Total debt / total market capitalization	35.6%	36.4%	39.6%	36.6%	37.5%
Total debt / total book capitalization	49.5%	48.7%	48.6%	48.0%	47.5%
Total debt / gross book value of real estate	37.8%	37.1%	37.3%	37.0%	37.0%
Total debt / total assets	48.2%	47.4%	47.3%	46.7%	46.4%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	4.8x	4.6x	5.0x	4.9x	4.4x
Adjusted EBITDA [1] / interest expense and preferred distributions	4.2x	4.1x	4.3x	4.3x	3.9x
Total debt / annualized Adjusted EBITDA [1]	4.3x	4.3x	4.2x	4.1x	4.4x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	35.9%	35.4%	35.6%	35.3%	35.2%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.13x	4.69x	4.52x	4.58x	4.16x
Total unencumbered assets to unsecured debt - required minimum 150%	278.5%	282.5%	280.9%	281.0%	281.5%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on early extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended									
		3/31/2015		12/31/2014		9/30/2014		6/30/2014		3/31/2014
FF&E reserves (beginning of period)	$	33,982	$	30,621	$	29,239	$	26,863	$	30,873
Manager deposits		13,430		14,434		14,720		13,863		9,745
HPT fundings [2]:										
Marriott No. 1		1,175		1,211		1,437		992		769
Marriott No. 234		3,000		-		750		750		-
Hotel improvements		(15,038)		(12,284)		(15,525)		(13,229)		(14,524)
FF&E reserves (end of period)	$	36,549	$	33,982	$	30,621	$	29,239	$	26,863

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. Our Wyndham agreement requires FF&E reserve deposits subject to available cash flow, as defined in our Wyndham agreement. Our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2015

(dollars in thousands)
As of March 31, 2015

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [1]	Average Purchase Price per Room / Suite
3/16/15	1	Holiday Inn & Suites	Rosemont, IL	300	InterContinental	$ 35,500	$ 118

(1) Represents cash purchase price and excludes acquisition related costs.

DISPOSITIONS:

There were no property dispositions during the three months ended March 31, 2015.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION



Royal Sonesta Harbor Court, Baltimore, MD
Operator: Sonesta International Hotels Corporation
Guest Rooms: 195



PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

As of March 31, 2015

(dollars in thousands)

By Operating Agreement[1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment[2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent[3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	17%	$ 685,876	9%	$ 90	$ 68,094	10%
Marriott (no. 234)	68	14%	9,120	21%	999,939	12%	110	106,198	16%
Marriott (no. 5)	1	0%	356	0%	90,078	1%	253	10,116	1%
Subtotal / Average Marriott	122	25%	17,086	38%	1,775,893	22%	104	184,408	27%
InterContinental	92	19%	13,818	31%	1,468,389	19%	106	143,598	20%
Sonesta	22	5%	4,728	11%	955,614	12%	202	72,796	10%
Wyndham	22	5%	3,579	8%	376,964	4%	105	27,548	4%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	3%
Carlson	11	2%	2,090	5%	209,895	2%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	1%	323	7,595	1%
Subtotal / Average Hotels	292	61%	44,397	100%	5,208,697	64%	117	470,902	67%
TA (no. 1)	144	30%	N/A	N/A	2,066,682	26%	N/A	166,451	24%
TA (no. 2)	40	9%	N/A	N/A	793,673	10%	N/A	62,254	9%
Subtotal / Average TA	184	39%	N/A	N/A	2,860,355	36%	N/A	228,705	33%
Total / Average	476	100%	44,397	100%	$ 8,069,052	100%	$ 117	$ 699,607	100%

(1)   See pages 26 through 28 for additional information regarding each of our operating agreements.

(2)   Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(3)   Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payments of these additional amounts are not guaranteed or secured by deposits.

PORTFOLIO BY BRAND

As of March 31, 2015

(dollars in thousands)



Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [1]	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,265	23%	$ 970,826	12%	$ 95
Candlewood Suites®	InterContinental	61	13%	7,553	17%	586,219	8%	78
Residence Inn by Marriott®	Marriott	35	7%	4,488	10%	538,618	7%	120
Royal Sonesta®	Sonesta	4	1%	1,563	3%	442,223	5%	283
Staybridge Suites®	InterContinental	19	4%	2,364	5%	328,502	4%	139
Hyatt Place®	Hyatt	22	5%	2,724	6%	301,942	4%	111
Sonesta ES Suites®	Sonesta	14	4%	1,720	4%	286,560	4%	167
Wyndham Hotels and Resorts®	Wyndham	6	1%	1,823	4%	277,106	3%	152
Crowne Plaza®	InterContinental	6	1%	2,347	5%	274,862	3%	117
Sonesta®	Sonesta	4	1%	1,445	3%	226,831	3%	157
InterContinental Hotels and Resorts®	InterContinental	3	1%	800	2%	215,831	3%	270
Marriott Hotels and Resorts®	Marriott	2	0%	748	2%	131,120	2%	175
The Clift Hotel®	Morgans	1	0%	372	1%	120,000	1%	323
Radisson® Hotels & Resorts	Carlson	5	1%	1,128	3%	119,630	1%	106
TownePlace Suites by Marriott®	Marriott	12	3%	1,321	3%	110,781	1%	84
Hawthorn Suites®	Wyndham	16	3%	1,756	4%	99,858	1%	57
Country Inns & Suites by Carlson®	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	3	1%	754	2%	62,975	1%	84
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,548	0%	93
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America®	TA	144	30%	N/A	N/A	2,066,682	26%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	793,673	10%	N/A
Total / Average		476	100%	44,397	100%	$ 8,069,052	100%	$ 117

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.



As of March 31, 2015
(dollars in thousands)

Marriott No. 1- We lease 53 Courtyard by Marriott® branded hotels in 24 states to one of our TRSs. The hotels are managed by a subsidiary of Marriott under a combination management agreement which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Marriott for these 53 hotels. Accordingly, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses and funding of the FF&E reserve. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

We are marketing for sale our Courtyard by Marriott® branded hotel in Norcross, GA which has a net book value of $4,143 as of March 31, 2015.

Marriott No. 234- We lease 68 of our Marriott branded hotels (one full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 22 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement. As of March 31, 2015, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return, which expires in 2019. As of March 31, 2015, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 91 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, six Crowne Plaza® and three Holiday Inn® hotels) in 27 states in the U.S. and Ontario, Canada to one of our TRSs. These 91 hotels are managed by subsidiaries of InterContinental under a combination management agreement. On March 16, 2015, we amended the agreement to include a Holiday Inn & Suites® branded hotel in Rosemont, IL (which is included in the 91 hotels noted in the prior sentence). We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 24 includes $7,848 of minimum rent related to the leased Puerto Rico hotel. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement. As of March 31, 2015, we have applied $37,323 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of March 31, 2015, the balance of this security deposit was $36,549. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

Under this agreement, InterContinental is required to maintain a minimum security deposit of $37,000. On January 6, 2014, we entered into a letter agreement with InterContinental under which the minimum security deposit balance required to be maintained during 2015 will be reduced by two dollars for every dollar of additional security deposit InterContinental provides to us. During the first quarter of 2015, InterContinental provided us $2,772 of additional security deposits, which reduced the minimum security deposit amount required to $31,456.



As of March 31, 2015
(dollars in thousands)

Sonesta- We lease our 22 Sonesta branded hotels (four Royal Sonesta®, four Sonesta® and 14 Sonesta ES Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc., or Wyndham Vacation, under a lease that expires in 2037; Wyndham Vacation has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 24 includes $1,326 of minimum rent related to the Wyndham Vacation lease.

We had a guaranty of $35,656 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $17,828. As of March 31, 2015, the available Wyndham guaranty was $2,660. This guaranty expires in 2020.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of the Wyndham guaranty available to us.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of March 31, 2015, the available Hyatt guaranty was $11,971. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of March 31, 2015, the available Carlson guaranty was $22,217. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.



OPERATING AGREEMENT INFORMATION

As of March 31, 2015
(dollars in thousands)

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. The lease currently provides for annual rent to us of $7,595. On October 14, 2019 and on each fifth anniversary thereafter during the lease term, the rent due to us will be increased based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease our 144 TravelCenters of America® branded travel centers in 39 states to a subsidiary of TA under a lease that expires in 2022. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues subject to certain limits). The annual minimum rent amount presented in the table on page 24 for our TA No. 1 lease includes approximately $5,332 of ground rent paid by TA for properties we lease and sublease to TA. This lease is guaranteed by TA.

TA No. 2- We lease our 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues subject to certain limits). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 2 lease. We have waived $1,266 of percentage rent as of March 31, 2015. This lease is guaranteed by TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended March 31,		
			2015	2014	Change
ADR					
Marriott (no. 1)	53	7,610	$ 126.35	$ 119.27	5.9%
Marriott (no. 234)	68	9,120	125.51	115.02	9.1%
Marriott (no. 5)	1	356	235.76	224.98	4.8%
Subtotal / Average Marriott	122	17,086	128.87	119.57	7.8%
InterContinental [1]	92	13,818	109.80	101.24	8.5%
Sonesta [1]	22	4,728	144.36	136.46	5.8%
Wyndham	22	3,579	89.51	79.95	12.0%
Hyatt	22	2,724	108.25	98.78	9.6%
Carlson	11	2,090	108.22	97.54	10.9%
Morgans	1	372	266.95	250.81	6.4%
All Hotels Total / Average	292	44,397	$ 119.94	$ 110.71	8.3%
OCCUPANCY					
Marriott (no. 1)	53	7,610	65.1%	63.0%	2.1 pts
Marriott (no. 234)	68	9,120	71.1%	71.0%	0.1 pts
Marriott (no. 5)	1	356	90.0%	82.4%	7.6 pts
Subtotal / Average Marriott	122	17,086	68.8%	67.7%	1.1 pts
InterContinental [1]	92	13,818	79.3%	79.8%	-0.5 pts
Sonesta [1]	22	4,728	62.4%	57.8%	4.6 pts
Wyndham	22	3,579	66.6%	61.6%	5.0 pts
Hyatt	22	2,724	75.2%	76.5%	-1.3 pts
Carlson	11	2,090	73.2%	69.9%	3.3 pts
Morgans	1	372	88.2%	83.2%	5.0 pts
All Hotels Total / Average	292	44,397	72.0%	70.7%	1.3 pts
RevPAR					
Marriott (no. 1)	53	7,610	$ 82.25	$ 75.14	9.5%
Marriott (no. 234)	68	9,120	89.24	81.66	9.3%
Marriott (no. 5)	1	356	212.18	185.38	14.5%
Subtotal / Average Marriott	122	17,086	88.66	80.95	9.5%
InterContinental [1]	92	13,818	87.07	80.79	7.8%
Sonesta [1]	22	4,728	90.08	78.87	14.2%
Wyndham	22	3,579	59.61	49.25	21.0%
Hyatt	22	2,724	81.40	75.57	7.7%
Carlson	11	2,090	79.22	68.18	16.2%
Morgans	1	372	235.45	208.67	12.8%
All Hotels Total / Average	292	44,397	$ 86.36	$ 78.27	10.3%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

"ADR" is average daily rate; "RevPAR" is room revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



COVERAGE BY OPERATING AGREEMENT AND MANAGER [1]

Operating Agreement	Number of Properties	For the Twelve Months Ended				
		3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Marriott (no. 1)	53	1.21x	1.16x	1.15x	1.09x	1.07x
Marriott (no. 234)	68	1.01x	0.97x	0.95x	0.92x	0.91x
Marriott (no. 5)	1	0.46x	0.37x	0.27x	0.32x	0.35x
Subtotal Marriott	122	1.05x	1.01x	0.99x	0.95x	0.94x
InterContinental	92	1.12x	1.08x	1.06x	1.05x	1.04x
Sonesta	22	0.54x	0.50x	0.47x	0.41x	0.39x
Wyndham	22	0.79x	0.72x	0.65x	0.49x	0.43x
Hyatt	22	0.95x	0.91x	0.94x	0.90x	0.87x
Carlson	11	1.17x	1.04x	1.00x	0.93x	0.89x
Morgans	1	1.10x	1.00x	1.07x	1.03x	1.00x
Subtotal Hotels	292	0.98x	0.94x	0.92x	0.88x	0.86x
TA (no. 1)	144	1.99x	1.89x	1.70x	1.68x	1.68x
TA (no. 2)	40	1.88x	1.78x	1.58x	1.57x	1.58x
Subtotal TA	184	1.96x	1.86x	1.67x	1.66x	1.65x
Total	476	1.30x	1.24x	1.16x	1.13x	1.12x

Operating Agreement	Number of Properties	For the Three Months Ended				
		3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Marriott (no. 1)	53	1.06x	0.92x	1.44x	1.41x	0.88x
Marriott (no. 234)	68	0.94x	0.88x	1.11x	1.09x	0.80x
Marriott (no. 5)	1	0.60x	0.47x	0.41x	0.36x	0.23x
Subtotal Marriott	122	0.97x	0.87x	1.19x	1.17x	0.80x
InterContinental	92	1.17x	1.00x	1.13x	1.18x	1.00x
Sonesta	22	0.44x	0.51x	0.49x	0.73x	0.28x
Wyndham	22	0.43x	0.63x	1.04x	1.05x	0.14x
Hyatt	22	0.98x	0.64x	0.99x	1.18x	0.84x
Carlson	11	1.39x	0.79x	1.35x	1.14x	0.89x
Morgans	1	1.15x	0.57x	1.72x	1.08x	0.75x
Subtotal Hotels	292	0.93x	0.82x	1.06x	1.10x	0.75x
TA (no. 1)	144	1.94x	2.34x	1.83x	1.84x	1.56x
TA (no. 2)	40	1.90x	2.23x	1.69x	1.69x	1.48x
Subtotal TA	184	1.93x	2.31x	1.79x	1.80x	1.54x
Total	476	1.26x	1.30x	1.30x	1.33x	1.01x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and InterContinental agreements include data for periods prior to our ownership of certain hotels.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

EXHIBITS



TA, I-95, Exit 29, Brunswick, GA
Operator: TravelCenters of America





CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]

(in thousands)



EXHIBIT A

	For the Three Months Ended,				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Net income	$ 41,581	$ 56,523	$ 49,197	$ 53,915	$ 37,550
Add: Interest expense	35,454	35,385	34,304	34,941	34,856
Income tax expense	291	835	39	455	616
Depreciation and amortization	78,969	79,179	79,649	78,763	78,287
EBITDA	156,295	171,922	163,189	168,074	151,309
Add (Less): Acquisition related costs [2]	338	2	14	162	61
General and administrative expense paid in common shares [3]	10,762	(5,548)	6,616	1,850	1,981
Loss on early extinguishment of debt [4]	-	-	129	-	726
Gain on sale of real estate	-	-	-	(130)	-
Deferred percentage rent [5]	1,240	(2,129)	557	698	874
Adjusted EBITDA	$ 168,635	$ 164,247	$ 170,505	$ 170,654	$ 154,951

(1)   Please see page 34 for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provide useful information to investors.

(2)   Represents costs associated with our hotel acquisition activities.

(3)   Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, our officers and certain employees of RMR and include estimated business management incentive fees of $9,027, ($6,951), $4,778, $1,445 and $728 for the three months ended March 31, 2015, December 31, 2014, September 30, 2014, June 30, 2014, and March 31, 2014, respectively.

(4)   We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior unsecured notes due 2014. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of our 5.125% senior unsecured notes due 2015.

(5)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(dollar amounts in thousands, except per share data)

EXHIBIT B

	For the Three Months Ended,				
	3/31/2015	12/31/2014	9/30/2014	6/30/2014	3/31/2014
Net income available for common shareholders	$ 36,415	51,357	44,031	48,749	$ 32,384
Add (Less): Depreciation and amortization	78,969	79,179	79,649	78,763	78,287
Gain on sale of real estate	-	-	-	(130)	-
FFO	115,384	130,536	123,680	127,382	110,671
Add (Less): Acquisition related costs [2]	338	2	14	162	61
Business management incentive fees [3]	9,027	(6,951)	4,778	1,445	728
Loss on early extinguishment of debt [4]	-	-	129	-	726
Deferred percentage rent [5]	1,240	(2,129)	557	698	874
Normalized FFO available for common shareholders	$ 125,989	$ 121,458	$ 129,158	$ 129,687	$ 113,060
Weighted average shares outstanding (basic)	149,792	149,758	149,665	149,610	149,573
Weighted average shares outstanding (diluted)	150,906	149,769	150,007	149,789	149,691
Basic and diluted per share common share amounts:					
Net income available for common shareholders (basic and diluted)	$ 0.24	$ 0.34	$ 0.29	$ 0.33	$ 0.22
FFO (basic)	$ 0.77	$ 0.87	$ 0.83	$ 0.85	$ 0.74
FFO (diluted)	$ 0.76	$ 0.87	$ 0.82	$ 0.85	$ 0.74
Normalized FFO (basic)	$ 0.84	$ 0.81	$ 0.86	$ 0.87	$ 0.76
Normalized FFO (diluted)	$ 0.83	$ 0.81	$ 0.86	$ 0.87	$ 0.76

(1) Please see page 34 for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO.

(2) Represents costs associated with our hotel acquisition activities.

(3) Incentive fees under our business management agreement are payable in common shares after the end of each calendar year and are calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. The calculation of net income includes $9,027, ($6,951), $4,778, $1,445 and $728 of estimated business management incentive fees for the three months ended March 31, 2015, December 31, 2014, September 30, 2014, June 30, 2014 and March 31, 2014, respectively.

(4) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior unsecured notes due 2014. We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of our 5.125% senior unsecured notes due 2015.

(5) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.



EXHIBIT C

Non-GAAP Financial Measures Definitions

Definition of EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit A. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and comprehensive income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit B. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income available for common shareholders, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include business management incentive fees, if any, only in the fourth quarter versus the quarter they are recognized as expense in accordance with GAAP and we exclude acquisition related costs and loss on early extinguishment of debt. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs for and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and comprehensive income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.